

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2010

Mitchell Binder
Executive Vice President, and
 Chief Financial Officer, and
 Director
Orbit International Corp.
80 Cabot Court
Hauppauge, New York 11788

>  **Re:    Orbit International Corp.**
>  **Form 10-K for the Year Ended December 31, 2009**
>  **File No. 000-03936**

Dear Mr. Binder:

  We have completed our review of your filings and do not have any further comments at this time.

>  Sincerely,

>  Jeff Jaramillo
>  Accounting Branch Chief